# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Auburn National Bancorporation, Inc, CIK 0000750574
CUSIP: 050473107
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 100 N. Gay Street, Auburn, Alabama (AL), 36830
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002005617
Persons authorized to receive notices and communications: Sandra J Spencer, 100 N Gay Street, Auburn, Alabama (AL), 36830, 334.887.2772

## Reporting persons
- Sandra J. Spencer (CIK 0002005617): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 254,175; shared voting power 20,322; sole dispositive power 254,175; shared dispositive power 20,322; aggregate amount beneficially owned 258,214 (7.4% of the class); the aggregate amount excludes certain shares
  Comment: 11) This Amendment No. 3 to the Schedule 13D ("Amendment No. 3") filed by Sandra J. Spencer (the "Reporting Person" or "Ms. Spencer") is being made in connection with the settlement of the estates of, and the pour over distributions from the trusts established by the late Mr. Edward L. Spencer Jr. and his late wife, Mrs. Ruth P. Spencer (together with Edward L. Spencer, Jr., the "Parents"). These transactions are inheritance transfers. Auburn National Bancorporation, Inc. is called the "Issuer" or the "Company." Any fractional Shares have been rounded to whole Shares.
  
  The changes in Shares reported on this Amendment No. 3 result from transfers as part of the settlement of the Estate of Edward L. Spencer, Jr. (the "E.L. Spencer Estate") and the estate of his wife, Mrs. Ruth P. Spencer, pursuant to the terms of their wills and related trusts established by the Parents The Parents' daughter, Sandra J. Spencer, has been (i) the sole Personal Representative of the E.L. Spencer Jr. Estate and the sole trustee of the Spencer Revocable Trust, which held an aggregate of 666,825 Shares; and (ii) the sole trustee of the Spencer 2008 Irrevocable Trust established by the late Edward L. Spencer, Jr., which held 47,882 Shares. She was also the sole Personal Representative of the estate of Ruth P. Spencer and the sole trustee of Ruth P. Spencer Revocable Trust, which held 17,000 Shares. The Shares held by these estates and trusts are referred to as the "Parents' Shares."
  
  On September 11, 2025, the following transfers were made in the brokerage accounts holding the Parents' Shares:
  * The transfer of a total of 47,882 Shares from the Spencer 2008 Irrevocable Trust to the Exempt Trusts for the benefit of each of the Reporting Person and her two brothers. Of these Shares, 15,961 Shares are being transferred to and held by the Spencer 2008 Exempt Trust for the benefit of ("FBO") Sandra J. Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power, and is the sole beneficiary.
  * the transfer of a total of 666,825 Shares from the E.L. Spencer Estate and the Spencer 2008 Revocable Trust to each of the Reporting Person and her two brothers' respective Spencer Family Non-Exempt Trusts. Of these Shares, 222,275 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Sandra J. Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power, and is the sole beneficiary; and
  * the transfer of a total of 17,000 Shares from the Estate of Ruth P. Spencer and the Ruth Spencer Revocable Trust to each of the Reporting Person and her two brothers respective Spencer Family Non-Exempt Trusts. Of these Shares, 5,667 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Sandra J. Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power and is the sole beneficiary.
  These transfers are referred to collectively as the "Inheritance Transfers."
  
  The Reporting Person received a total of 243,903 Shares (the "Inherited Shares") as a result of the inheritance transfers of Parent Shares. She no longer holds any Shares as the (i) the sole Personal Representative of the E.L. Spencer Jr. Estate and the sole trustee of the Spencer Revocable Trust or and (ii) the sole trustee of the Spencer 2008 Irrevocable Trust established by the late Edward L. Spencer, Jr., or (iii) the sole Personal Representative of the estate of Ruth P. Spencer and the sole trustee of Ruth P. Spencer Revocable Trust, which held 17,000 Shares.
  
  As a result of the inheritance of these Parent Shares, the Reporting Person may be deemed to beneficially own, a total of 258,214 Shares, These include:
  
  * 243,903 Inherited Shares which the Reporting Person holds as sole trustee and beneficiary in the case of each of her trusts shown above, and individually, in each case, with sole voting and dispositive power;
  * 10,272 Shares previously held by the Reporting Person individually where she has sole voting and dispositive power;
  * 79 Shares held by the Reporting Person's husband where the Reporting Person may be deemed to have shared voting and dispositive power; and
  * 3,960 Shares held by Spencer LLC.
  
  The Reporting Person is the manager of Spencer LLC, and may be deemed to have shared voting and dispositive power over the 3,960 Shares held by Spencer LLC. The Reporting Person disclaims beneficial ownership in the 2,640 Shares held in Spencer LLC, which reflects her two brothers' two-thirds membership interest in Spencer LLC.
  
  Ms. Spencer also may be deemed to have beneficial ownership and shared voting and dispositive power over 16,362 Shares held by the Edward L. Spencer Jr. Foundation, a 501(c)(3) private foundation (the "Spencer Foundation") where the Reporting Person is one of two directors. The Reporting Person disclaims any beneficial interest and any economic interest in the 16,362 Shares held by the Spencer Foundation.
  
  Ms. Spencer disclaims any beneficial interest or pecuniary interest in the 487,804 Parent Shares transferred by inheritance and held by or for the benefit of Ms. Spencer's brothers, Bruce Steven Spencer or Edward L. Spencer, III following the transfers of the Parent Shares.
  
  12) Excludes a total of 19,002 Shares, including the 2,640 Shares, which reflect the two-thirds membership interests in Spencer LLC not held by the reporting Person; and the 16,362 Shares held by the Spencer Foundation where Ms. Spencer is one of two directors. Ms. Spencer disclaims any beneficial ownership or economic interest in these 19,002 Shares.
  
  13) The 258,214 Shares shown in Row 11 are 7.4% of the Company's total outstanding Shares reported as of August 11, 2025 on the cover page of the Issuer's latest Quarterly Report on Commission Form 10-Q as of and for the six months ended June 30, 2025.
  
  14) The Reporting Person is filing individually and as and as Trustee of as Trustee of the Spencer 2008 Exempt Trust FBO Sandra J. Spencer and as Trustee of the Spencer Family Non-Exempt Trust FBO Sandra J. Spencer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Auburn National Bancorporation, Inc
Address of issuer's principal executive offices: 100 N. Gay Street, Auburn, Alabama (AL), 36830

## Item 2. Identity and Background
Name of person filing: Sandra J Spencer
Residence or business address: c/o 100 N. Gay Street Auburn, Alabama 36830
Present principal occupation or employment: Retired from Auburn University
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. The Reporting Person acquired the voting and dispositive power over Shares aggregating 5% or more of the Issuer's outstanding Shares initially as a result of the deaths of the Reporting Person's Parents upon her confirmations as the sole personal representative of the E.L. Spencer Estate and subsequently, the Ruth P. Spencer Estate, and as a result of her appointment as sole trustee of the Spencer 2008 Revocable Trust and the Spencer 2008 Irrevocable Trust, and the Ruth P. Spencer Revocable Trust that had been established by her Parents to hold Shares. Prior to Mr. Spencer's death and her appointment as Personal Representative of the Estate and trustee of the trusts he had established as described in item (11) above, Ms. Spencer held beneficial ownership of less than 1.00% of the Company's outstanding Shares of common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The transaction reported in this Amendment No. 3 reflects a settlement and distribution to or for the benefit of Ms. Spencer and her two brothers, of Company Shares held in Ms. Spencer's Parents' estates and the trusts they established as part of their estate planning.
See responses to Items 11-13 above. The aggregate number of Shares beneficially owned and not disclaimed by Ms. Spencer is 258,214 Shares. The cover page of the Issuer's Quarterly Report on Commission Form 10-Q as of and for the six months ended June 30, 2025 reported that the Issuer had 3,493,699 Shares issued and outstanding as of August 11, 2025. None. See responses to rows 11 and 12 and Item 3 above regarding the Inheritance Transfers.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11-13 above. The aggregate number of Shares deemed beneficially owned by the Reporting Person is 258,214, which is 7.4% of the total number of Shares outstanding. The cover page of the Issuer's Quarterly Report on Commission Form 10-Q as of and for the six months ended June 30, 2025 filed on August 11, 2025 reported that the Issuer had 3,493,699 shares issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 11-13 above.
Transactions in the class effected during the past sixty days: None, except as described with in Row 11 and Item 3 above with respect to the Inheritance Transfers. See responses to Rows 11 and 12 and Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Sandra J. Spencer: /s/ Sandra J. Spencer, Individually and as Trustee FBO Sandra J. Spencer (09/15/2025)